SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*


                                SMTC CORPORATION
                -------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)


                                    832682207
                     ---------------------------------------
                                 (CUSIP Number)


                              RED OAK PARTNERS, LLC
                          145 Fourth Avenue, Suite 15A
                               New York, NY 10003
                            Attention: David Sandberg
                            Telephone: (212) 614-8952

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 19, 2008
                -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 7 pages

CUSIP No.:  832682207

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Sandberg

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  2,383,311
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  2,383,311

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,383,311

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.2%

14   TYPE OF REPORTING PERSON

     IN

                                Page 2 of 7 pages

CUSIP No.:  832682207

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Red Oak Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  2,383,311
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  2,383,311

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,383,311

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.2%

14   TYPE OF REPORTING PERSON

     OO

                                Page 3 of 7 pages

CUSIP No.:  832682207

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Red Oak Fund, LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  2,383,311
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  2,383,311

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,383,311

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.2%

14   TYPE OF REPORTING PERSON

     PN

                                Page 4 of 7 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of SMTC Corporation (the "Issuer"), with its principal executive offices located at 635 Hood Road, Markham, Ontario, Canada L3R 4N6.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this statement on
Schedule 13D (the "Reporting Persons") are:

         The Red Oak Fund, LP, a Delaware limited partnership (the "Fund");

         Red Oak Partners, LLC, a New York limited liability company ("Red Oak Partners"); and

         David Sandberg, a United States citizen.

         Red Oak Partners serves as the general partner of the Fund. Mr. Sandberg is the managing member of Red Oak Partners. Red Oak Partners and Mr. Sandberg may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Fund.

         The principal business of the Fund is that of a private investment vehicle formed for the purpose of investing in primarily publicly traded equity securities of small capitalization companies. The principal business of Red Oak Partners is providing investment management services and serving as the general partner of the Fund. Mr. Sandberg's principal occupation is serving as the managing member of Red Oak Partners. The principal office or business address of each Reporting Person is 145 Fourth Avenue, Suite 15A, New York, NY 10003.

         (d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source of cash funds for the purchased securities was working capital of the Fund, and the amount of funds totaled $4,521,414.

ITEM 4.  Purpose of Transaction.

         On March 19, 2008, the Reporting Persons sent a letter to the Issuer (the "March 19th Letter") reiterating their belief (which had previously been communicated to the Issuer's Chief Executive Officer) that additions to the board of directors of the Issuer are necessary to improve the Issuer's responsiveness to stockholders and provide a fresh perspective, which hopefully would contribute to improved operating results. Further, in the March 19th Letter, the Reporting Persons, to preserve their rights, stated their intention to nominate four directors for election to the Issuer's Board of Directors at the next annual meeting of the Issuer, and to deliver a proxy statement and form of proxy to holders of at least the percentage of the Common Stock required under applicable law to elect their nominees. On March 31, 2008, the Reporting

                                Page 5 of 7 pages

Persons sent an additional letter to the Issuer (the "March 31st Letter") addressing certain concerns with respect to the Issuer. The complete text of each of the March 19th Letter and the March 31st Letter is attached hereto as Exhibit B and Exhibit C, respectively.

         All of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund beneficially owns 2,383,311 shares of Common Stock, representing 17.2% of all of the outstanding shares of Common Stock. Red Oak Partners, as the general partner of the Fund, and Mr. Sandberg, as the managing member of Red Oak Partners, each may be deemed to beneficially own the 2,383,311 shares of Common Stock held by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person. The percentage set forth in this response is based on the 13,854,799 shares of Common Stock (excluding 791,533 exchangeable shares) outstanding as of December 31, 2007, as reported to the Reporting Persons directly by the Issuer.

         (b) Red Oak Partners, the Fund and Mr. Sandberg have shared power (with each other, and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 2,383,311 shares of Common Stock held by the Fund.

         (c) The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days, except as follows: The Fund purchased, on the open market, the following amounts of Common Stock at the prices stated:
(i) on January 18, 2008, 21,401 shares at $1.17 per share; and (ii) on January 23, 2008, 60,250 shares at $1.1458 per share.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Letter to the Issuer dated March 19, 2008

         Exhibit C - Letter to the Issuer dated March 31, 2008

                                Page 6 of 7 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 1, 2008

/s/ David Sandberg
-------------------------
David Sandberg


Red Oak Partners, LLC

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, LP
By: Red Oak Partners, LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member



                                Page 7 of 7 pages

                                  EXHIBIT INDEX


Exhibit No.      Description
-----------      -----------

Exhibit A        Joint Filing Agreement

Exhibit B        Letter to the Issuer dated March 19, 2008

Exhibit C        Letter to the Issuer dated March 31, 2008

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of SMTC Corporation dated as of April 1, 2008 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  April 1, 2008

/s/ David Sandberg
---------------------------
David Sandberg


Red Oak Partners, LLC

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, LP
By: Red Oak Partners, LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

                                    EXHIBIT B

                    LETTER TO THE ISSUER DATED MARCH 19, 2008

March 19, 2008


SMTC Corporation
635 Hood Road
Markham Ontario
Canada L3R 4N6
Attn: Corporate Secretary

Attention: Corporate Secretary

The Red Oak Fund, L.P. is the registered holder at the above address of 100 shares of common stock ("Common Stock") of SMTC Corporation. As of the date of this letter Red Oak Partners, LLC are the beneficial owners of 2,383,311 shares of Common Stock.

We have previously communicated to your CEO our belief that additions to the board of directors of SMTC are necessary to improve the company's responsiveness to stockholders and provide a fresh perspective, which we hope would contribute to improved operating results. Recently we contacted Mr. Caldwell and suggested that the Board could benefit from the addition of new membership. Discussions about this have not ended, but to preserve our rights, we are sending you this notice that we intend to nominate four directors for election to the company's board of directors at the next annual meeting. We intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Common Stock required under applicable law to elect our nominees.

The name, age, address and beneficial holdings as of the date of this letter of each of our proposed nominees are as follows:

     o   Anthony Snow, 32
         41 Park Avenue Suite #14
         New York, NY 10016
         Shares beneficially owned: 0

     o   Eric Pessagno, 32
         150 East 44th Street, 49th Floor
         New York, NY 10017
         Shares beneficially owned: 0

     o   Rich Effress, 37
         8545 Avenida de las Ondas
         La Jolla, CA 92037
         Shares beneficially owned: 0

     o   Rahul Advani, 33
         51 JFK Parkway, Suite 200
         Short Hills, NJ 07078
         Shares beneficially owned: 0


Attached is a description of the principal occupation or employment of each nominee during the past five years. Other than their consent to stand for election, we do not have any understanding or agreement at this time with the nominees. None of the proposed nominees has during the past five years (1) filed a petition under federal bankruptcy laws or any state insolvency law, (2) been convicted in a criminal proceeding or was a named subject of a criminal proceeding (excluding traffic violations and other minor offices), (3) been found by any court or competent jurisdiction to have violated any federal or state securities law or federal commodities law, or (4) been the subject of any order, judgment or decree limiting him from engaging in any type of business practice or in any activity in connection with the purchase or sale of any security or commodity.

Also attached is the consent of each nominee to serve as a director if so elected. Our representative will appear in person at the meeting to nominate our nominees.

We are prepared to meet with your board to discuss our nominees in the hope the board will see fit to nominate them for election by your stockholders at the next annual meeting. If we must engage in a proxy contest, we are prepared to do so in an expeditious and civil manner. We have discussed our goals with a limited number of other holders, and believe (although at this point we cannot ask for commitments) that they are sympathetic to our views. We remain open to discussions with any of you.

Kind Regards,



David Sandberg
Red Oak Partners, LLC
Portfolio Manager
dsandberg@redoakpartners.com
(212) 614-8952 direct
(646) 390-6784 fax
145 Fourth Avenue, Suite 15A
New York , NY 10003

Director Nominee Biographies

RICHARD EFFRESS is currently principal of Integris, LLC, a venture management firm. From September 2004 to September 2005, Rich served as Managing Director and COO of Deephaven Capital Management. Previously, Rich was Chairman, CEO and Co-founder of MedSource Technologies, Inc., a global provider of manufacturing and engineering services and supply chain management solutions to the medical device industry. MedSource was acquired by UTI Corporation in June 2004. Rich was also a founding partner of Kidd & Company, where he participated in the development and growth of Chatham Technologies, Inc., a leading provider of custom electronic enclosure systems for the communications industry. Chatham was sold to Flextronics International Ltd. (Nadaq:FLEX) in August 2000. Rich received a B.S. in Economics from the Wharton School of the University of Pennsylvania and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

RAHUL ADVANI is a Vice President at Energy Capital Partners. Prior to joining Energy Capital, Mr. Advani was a Director of Corporate Investments and Development at Starwood Hotels. Prior to that, Mr. Advani worked at Orion Power as a member of the finance and M&A departments and as the Director of Investor Relations & Finance. Additionally, Mr. Advani was a Financial Analyst in the Investment Banking Division of Morgan Stanley and a consultant at PricewaterhouseCoopers. Mr. Advani received a BA in mathematical economics from Colgate University and an MBA from Harvard University.

TONY SNOW has been self employed as a private investor since February 2008. From 2004 - 2008 Mr. Snow worked at WYPER CAPITAL MANAGEMENT, L.P. as an Analyst. Mr. Snow received a B.S. in business administration from the University of Michigan and an MBA from Harvard University.

ERIC PESSAGNO has been self employed as a private investor since January 2008. From 2007 - 2008 he was a co-portfolio manager and equity analyst at Diamondback capital and from 2003-2007 was an equity analyst at Trellus Management Corp. Mr. Pessagno received a BA from Columbia University in Mathematics and an MS in Mathematics from Yale University.

                                    EXHIBIT C

                    LETTER TO THE ISSUER DATED MARCH 31, 2008

                                                                  March 31, 2008

                        VIA FACSIMILE AND CERTIFIED MAIL
                        --------------------------------

Board of Directors
SMTC Corporation
635 Hood Road
Markham Ontario
Canada L3R 4N6
cc:  Corporate Secretary

Dear Board of Directors:

Red Oak Partners LLC and its investment advisory clients beneficially own approximately 17.2% of the shares of SMTC Corporation ("SMTC"). As the company's largest shareholder we are writing to share our concerns related to the strategic direction of SMTC and the responsibility of the Board of Directors to maximize shareholder value. At the time the company's by-laws were written
(2000) and new management was put in place (2003), SMTC was a larger company with different needs, specifically related to restructuring the company and procuring banking/lending relationships during difficult times to keep the company afloat. For this, the Board maintained by-laws and other company provisions (such as those limiting the power of large stockholders) in order to dissuade takeovers at levels below what would be considered fair value. The needs of the business have since changed, and restructuring and lending relationships are no longer SMTC's primary obstacles. Instead, the company faces new challenges and for several years has struggled, with our research showing that SMTC is the only company in its peer group to have grown neither revenue nor EBITDA in the past three and four year periods from 2003/2004 to 2007. In fact, only 2006 was an up year, and we have seen no evidence that 2008 will show marked improvement (though by sharing "hurdle rates" from which management bonuses are assessed and paid, SMTC can provide its shareholders - as the owners of the business - with this information, something we believe should be done). We are concerned with long-term performance at the company level which has resulted in poor long-term performance for shareholders in what has otherwise been a good environment for peer companies. Despite this, Board turnover has been light due to shareholder unfriendly staggered board provisions, the richest compensation plans in the peer group have been granted both to management and to the Board (as described in more detail below), and out-dated by-laws have been maintained. Given the company's challenges and with the stock trading at what we believe to be unacceptably low levels, the company is in need of change. As the largest shareholder - by a wide margin - we ask that our recommendations be heard and strongly considered in the best interests of all shareholders and not just for us.

Specifically, we believe the company would benefit from: 1) a change in its by-laws to remove out-dated or shareholder unfriendly provisions; 2) the addition of a Board member and consultant experienced in building and selling contract manufacturing and assembly businesses; and 3) a change in Board committees to ensure objectivity, independence, and performance.

A change in out-dated by-laws and other shareholder unfriendly provisions.
-------------------------------------------------------------------------

     o The company maintains staggered board elections -established when the 2000 by-laws were created under Paul Walker's tenure and no longer required by the company today. Staggered boards are viewed as shareholder-unfriendly (by Institutional Shareholder Services, independent Harvard studies, and others) as they dissuade potential takeovers and result in stagnant boards with less turnover and therefore less accountability to shareholders. In fact, the SMTC 2000 S-1 (which contains the company's original by-laws still used today) states that "the classified (staggered) board provision... could increase the likelihood that incumbent directors will retain their positions." We recommend that the company meet its fiduciary responsibility to its shareholders and become a more shareholder friendly company open to giving shareholders a say in their own company
         - something commonly done across the public company universe. We request an immediate change to annual Director elections.

     o The company has provisions limiting the number (to one) of candidates which 5%+ stockholders (bottom of page 10 of Schedule 14A filed with the SEC on 4/20/2007) may nominate for election to the Board of Directors. We recently nominated four candidates in the face of this policy, as we are hopeful that SMTC's Board will recognize that this is out-dated policy and that providing shareholders with several qualified options as opposed to one is in their best interests. We request that SMTC remove this provision to accommodate investor needs and interests.

     o Other limitations regarding Board votes made by Directors representing large shareholders should be removed, as all shareholders should have a say in line with their share ownership. Although a valid concern could be that we at Red Oak - as the largest shareholder - could seek to obtain more control of the company for its own purposes via the removal of these provisions, we submit that we have never taken a company private nor is it our intention to do so now. In fact, we are willing to put this in writing to assure all shareholders that we "are doing the right thing" provided that SMTC similarly does the right thing and changes company policy to be consistent with that of other public companies.

o Any remaining clauses granting Bain, Celerity, Kilmer, or anyone else any preferential treatment regarding their ownership or voting rights should be removed. It's been a long-time since any of these firms were the largest shareholders - in fact Red Oak owns 3x more stock than any of them, yet we seek no preferential treatment. We specifically refer to the above three firms' exclusion from being defined as "interested stockholders" in the company's by-laws and Certificate of Incorporation, but reference the removal of any and all other preferential treatment they (or others) may receive as well.

The addition of a Board member and consultant experienced in building and
-------------------------------------------------------------------------
selling contract manufacturing and assembly businesses.
------------------------------------------------------

     o We believe that shareholder value can clearly be maximized by the eventual sale of the company, whereupon the value of significant cost savings to an acquiror could be passed along to SMTC shareholders ($250 million in revenues, just $12 million in EBITDA; we believe there are real costs that can be saved in a business combination). Although offering different and valuable skillsets, we do not believe the current Board has significant prior experience within the contract manufacturing sector. We believe having this specific expertise and experience to help direct the company is a must for this company and its future. Further, retaining an outside strategic consultant with a history of success whose sole purpose is to evaluate strategic alternatives and position the company for a sale is what is needed at this time. We recently nominated Rich Effress for election to the Board
         - he is the ideal candidate for both roles, and we are fortunate that he has agreed to serve (under the combined roles). Mr. Effress has significant prior success building and selling two contract manufacturing companies for a combined estimated $1.2 billion (and significant profit to investors). He is experienced and can help bring about long overdue change. Red Oak Partners, LLC has no prior or current economic relationship with Mr. Effress - he is truly independent and is being recommended by a current shareholder, which we believe is how Directors should be elected going forward. As a consultant qualified to evaluate strategic alternatives, we believe Mr. Effress is one of the most qualified candidates the company can possibly find and is more experienced than outside advisors or banking firms yet can be retained at a better price for SMTC shareholders. We believe that a 1-time 125,000 option grant (vesting ratably over 3 years to ensure a long-term focus) could provide the right incentives to align Mr. Effress with shareholders in evaluating strategic and accretive alternatives. As the largest shareholder of SMTC, these options come out of our pockets more than anyone else's and we view this as a more than acceptable grant given Mr. Effress' resume of success and potential contribution to the company. Additionally, as they are options, they only have value in the event that the company's stock price increases - there is no free money. We ask that SMTC's Board add him to the Board under Blair Hendrix's spot (which has sat empty nearly one year now) and as a consultant under the aforementioned terms or alternatively add his name to the proxy for the upcoming Board elections and allow shareholders to vote on whether they want him on board in both roles.

Improvements by the Audit Committee
-----------------------------------

     o SMTC pays $600,000/year for its audit - one of the highest bills among its peer group - yet was the second to last company in its peer group (behind Sigmatron, ticker symbol "SGMA") to reports recent earnings. This comes despite many of its peers also holding operations in numerous locations, including Mexico and Asia. As owners of the business, we believe it is highly important that the company be able to close its books in a timely manner. Failure to do so means that the company is unable to evaluate performance in a timely manner, potentially hurting its ability to react to changes in its business, the marketplace, corporate finance events, etc. For investors, learning about our company's prior quarter performance when the current quarter is nearly completed and when other companies have already reported is unacceptable. We request that the Audit Committee provide investors with its solution as to how it intends to shorten the time required to close its books each quarter, as we believe this is a top priority.

     o By closing its books earlier, insiders will have shorter black-out dates. A key criticism of SMTC's Board has been its lack of stock ownership aside from what's been granted to it by the company and aside from Bain and Celerity's long-time holdings (although Bain left the Board a year ago and we question Celerity's involvement at this point - see below under Compensation Committee). SMTC is the only company we have found with a practice of "blacking-out" the entire month before each quarter-end. Coupling that with late reporting translates into near-constant black-outs for insider transactions, perhaps explaining why insiders (who are paid well and we believe have significant net worths) have never purchased stock in the open market (even at prices as low as $0.90/share). We ask that the Board shorten its black-out dates to two weeks before each quarter-end - a level consistent with nearly the entire public company universe.

Changes in the Compensation Committee to ensure objectivity, independence, and
------------------------------------------------------------------------------
performance.
-----------

     o We request the appointment of a new - and independent - head of the compensation committee with a mandate to review SMTC compensation in order to ensure it is in line with SMTC's peers as well as to review bonus hurdles and ensure they provide the right incentives for management to perform. We are concerned with Board controls and independence, particularly regarding compensation both at the Board and management level, leading to excess compensation throughout the company. We base this on thorough analysis we are happy to provide to the company and make public, which demonstrates that SMTC's Board and management are paid well in excess of its peer group despite average to poor performance. The compensation committee is Chaired by Mr. Adamson, with Mr. Brock and Mr. Hendrix also serving on the committee. We believe that Mr. Brock - who helped SMTC survive during the 2001-2003 time period - brought the current CEO Mr. Caldwell into the company (initially as a consultant). We believe a prior relationship on a business and/or personal level may have existed between the two, and - while we believe Mr. Brock to be a skilled and capable Director - we believe in order to maintain true independence, his fiduciary responsibility to shareholders should have precluded him from serving on the Compensation Committee and having input into Mr. Caldwell's (and the rest of the management team's) compensation. Additionally, based on conversations we had with Mr. Adamson in late 2007 regarding our questioning his committee's approval of excess management compensation, we do not believe sufficient time and analysis was performed either overall or by him personally. When questioned as to why high salaries and raises were approved and higher than comparable companies (based on our analysis), we were solely told that a compensation consultant had been hired - no other answer was provided. When we provided him with our peer compensation analysis (over email, which clearly illustrated our point), no further communication was received from Mr. Adamson related to this topic. This is especially important as earlier that year - in March 2007 - after the company's sole "up" year in the past 4 years - management was granted raises and a new employee agreement with costly (to SMTC and its shareholders) severance packages and perks such as significant car allowances. Of note is that just one month after

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         this agreement was approved, Mr. Hendrix resigned from the Board. For background, it is our understanding that that both Mr. Adamson and Mr. Hendrix have served as Directors of SMTC on behalf of their respective companies' (Celerity and Bain), who were each once significant investors of the company. The value of their firms' holdings has each decreased by (we believe) 90%+, down to under $3 million at the time the employee agreements were approved and Mr. Hendrix subsequently resigned from the Board. That given, these reduced levels of investment, concerns as to how involved either of these members were on the Board are valid. We further question Mr. Adamson's involvement (when flying from California to Markham for Board meetings), and based on this as well as what we felt were unacceptable answers to our inquiries regarding management compensation (which we felt should have been known by the Chairman of the Committee), we question how involved Mr. Adamson has been in his role on the Board. We request records of his (and Mr. Brock's and Mr. Hendrix's) personal attendance at Board meetings during the 2006 and 2007 time periods during which time his committee approved the employee agreements we call into question. We additionally request that the company provide the minutes and transcripts of its Board and Compensation Committee meetings during the 2006 and 2007 time periods. According to our analysis, SMTC compensation is 25-50% higher than its peers, and this has the negative effect of not keeping management hungry to perform, perhaps explaining SMTC's revenue and EBITDA under-performance relative to its peers in the past four years. Due to our concerns regarding how appropriate it was for Mr. Brock to serve on the compensation committee, questions as to Mr. Adamson's fiduciary responsibility to maintain a minimum level of involvement and analysis in his role as Chair of the committee, and Mr. Hendrix's near-immediate departure from the Board, we call this new plan into question. We remind Boards members of their fiduciary responsibilities to shareholders to actively represent their best interests in roles the Directors accepted upon agreeing to serve on the Board.

     o We request that the compensation committee review and reduce Board compensation to that in line with other public companies of similar profitability, market capitalizations, and enterprise values. According to SMTC's most recent Schedule 14A, SMTC's Board earned a combined $370,000 in 2006 in total compensation for 5 individuals. This nearly 2x higher than standard board compensation for a company of this profitability and value. We make special note that despite aforementioned concerns regarding SMTC maintaining out-dated by-laws (dating back to the original 2000 S-1), that one of the few provisions that were changed was Board compensation, as in 2000 Board members (including Mr. Adamson) voluntarily agreed to take zero compensation. At that time, Board members reflected significant ownership in the company - something not present today. We have performed much research on Board compensation, and request that a newly elected Chairman of the Compensation Committee evaluate reasonable compensation. As a large shareholder, we request that the Chairman's compensation be reduced from the current $75,000 base level to $35,000 cash and 20,000 options. Further, we recommend that all other Board members receive $20,000 in cash per year and 20,000 options, plus $600 per call and $1,200 per meeting (as is currently in place). Audit and compensation committee members should each receive $3,000, with the Chairman of each receiving an additional $3,000. We believe this is an important step in the company "right-sizing" and realizing that it is no longer a $1.3 Billion market cap company, but instead has a current market cap below

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         $30 million, generated EBITDA less capital expenditures less interest expense (i.e. pre-tax cash profits) of approximately $5 million in 2007, and that the Board's compensation should be rightly aligned with this level of profit.

     o We recommend that SMTC discontinue all further grants of restricted or non-restricted common stock and instead implement a company-wide option plan, monitored by a newly elected Chairman of the Compensation Committee. We believe that annual dilution of 3% is an acceptable level, which correlates to roughly 450,000 newly issued options/year. These would be integrated into management bonuses, as we feel they better align management with shareholders. To address concerns regarding the expensing of options hurting the company's stock price, we point out that options only have value when the company performs - so its better for shareholders, but has potentially significant value for management. We also point out that we do not believe SMTC is trading on its reported or "GAAP" income, but instead trades at levels reflective of where investors feels the company's EBITDA and free cash flow are and will be.

     o We recommend that a newly elected Chairman of the Compensation Committee review and re-negotiate with management on a new compensation plan and employee agreement better suited and fairer for investors than the current plan. We believe management is capable of performing but that ensuring the right incentives is of paramount importance - we do not believe prior plans (and the management of these plans by the prior Chairman of the Compensation Committee) yielded success for the company or its investors in any of the prior years. We would like to see management motivated to get rich as investors do, but not at the expense of investors during periods of modest (if any) success, such as 2007. We also request that senior management voluntarily terminate their car allowances (as much as $30,000/year for the CEO) in a show of good faith by recognizing these are "perks" that were granted after one good year. As 2007 was not a good year, perks (at the expense of shareholders) should no longer continue - this is not only common sense but the right way to run a public company.


We would appreciate your comments, as we think it is important to begin a meaningful dialogue as to the most effective way to enhance shareholder value and address the concerns and recommendations listed above. We look forward to discussing this further with you shortly.

Sincerely,

David Sandberg
Red Oak Partners, LLC
145 4th Ave, Suite 15A
New York, NY 10003